================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2003

                        Commission File Number: 001-13240

                      Empresa Nacional de Electricidad S.A.

                      National Electricity Co of Chile Inc
                 (Translation of Registrant's Name into English)

                                 Santa Rosa 76,
                                 Santiago, Chile
                                  (562) 6309000
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F |X|          Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes |_|                 No |X|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes |_|                 No |X|

    Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934:

                               Yes |_|                 No |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

================================================================================

[LOGO] ENDESA

FOR IMMEDIATE RELEASE
                                                             Tomas Gonzalez
For further information contact:                             tgonzalez@endesa.cl
Jaime Montero
Investor Relations Director                                  Irene Aguilo
Endesa Chile                                                 iaguilo@endesa.cl
(56-2) 634-2329
jfmv@endesa.cl                                               Suzanne Sahr
                                                             ssc@endesa.cl

                   ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS
                     FOR THE PERIOD ENDED SEPTEMBER 30, 2003

(Santiago, Chile, October 30, 2003) - Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the period ended September 30, 2003. All figures are in constant Chilean pesos and are in accordance with the Chilean Generally Accepted Accounting Principles (GAAP) as required by Chilean authorities (FECU). September 2002 figures have been adjusted by the CPI variation year-to-year, equal to 2.9 %. The figures expressed in US Dollars were calculated based on the September 30, 2003 exchange rate.

The consolidated financial statements of Endesa-Chile for the period ended September 30, 2003, include all of the Company's Chilean subsidiaries, as well as its Argentinean subsidiaries (Hidroelectrica El Chocon S.A. and Central Costanera S.A), its Colombian subsidiaries (Central Hidroelectrica de Betania S.A. and EMGESA), its Brazilian subsidiary (Centrais Eletricas Cachoeira Dourada S.A.), and its Peruvian subsidiary (Edegel).

--------------------------------------------------------------------------------
                            Highlights for the Period
--------------------------------------------------------------------------------

Endesa Chile's net income reached US$ 101.9 million for the period ended September 30, 2003, compared to US$ 101.1 million during the same period of 2002.

Relevant highlights of the period are:

a) US$ 411.0 million in operating income, 0.2% higher than the same period of year 2002, due to improved results in Argentina and Colombia. However, 2002 figures include operating results of Infraestructura Dos Mil S.A., deconsolidated as of January 2003, and Canutillar power plant sold in April 2003. If this effect was excluded, operating income growth would be 2.5%. Consequently, the performance of the first 9 months of 2003 has more than compensated the lower income due to the sale of assets.

b) Ch$ 731,739 million reduction of financial debt compared to September 2002, equivalent to US$ 1,107 million lower financial debt.

c) A US$ 13.5 million decrease in interest expenses reflecting the lower financial debt level.

d) The US$ 600 million long term bond issue placed in the international market and the US$ 214 million bond issue placed in the local market, allowing the company to refinance its liabilities, including the partial payment of the US$ 743 million syndicated loan performed this past may, improving the financial debt profile by increasing long term commitments.

--------------------------------------------------------------------------------
                          Consolidated Income Statement
                          (Chilean GAAP, thousand US$)
--------------------------------------------------------------------------------

Table 1.1

------------------------------------------------------------------------------------------------------------------
(Chilean GAAP, Thousand US$)
------------------------------------------------------------------------------------------------------------------
                                                                                 Thousand US$
------------------------------------------------------------------------------------------------------------------
                                                                3Q 2002         3Q 2003          Var        Chg %
------------------------------------------------------------------------------------------------------------------
Operating Revenues                                            1,113,820       1,108,102       (5,718)       (0.5%)
Operating Expenses                                             (665,391)       (661,710)       3,681        (0.6%)
------------------------------------------------------------------------------------------------------------------
Operating Margin                                                448,428         446,391       (2,037)       (0.5%)
------------------------------------------------------------------------------------------------------------------

SG&A                                                            (38,342)        (35,433)       2,910        (7.6%)

------------------------------------------------------------------------------------------------------------------
Operating Income                                                410,086         410,959          873         0.2%
------------------------------------------------------------------------------------------------------------------

Net Financial Income (Expenses)                                (235,376)       (220,794)      14,582        (6.2%)
Interest Income                                                  15,530          16,661        1,131         7.3%
Interest Expense                                               (250,906)       (237,454)      13,451        (5.4%)
Net Income from Related Companies                                   384          31,558       31,173      8109.5%
Equity Gains from Related Companies                               7,449          31,772       24,323       326.5%
Equity Losses from Related Companies                             (7,064)           (214)       6,850       (97.0%)
Net other Non Operating Income (Expense)                         41,980         (12,186)     (54,166)     (129.0%)
Other Non Operating Income                                      117,240          49,394      (67,846)      (57.9%)
Other Non Operating Expenses                                    (75,260)        (61,580)      13,680       (18.2%)
Positive Goodwill Amortization                                  (10,761)         (1,926)       8,834       (82.1%)
Price Level Restatement                                           5,966             470       (5,496)      (92.1%)
Exchange differences                                             (3,115)         10,729       13,844      (444.4%)
------------------------------------------------------------------------------------------------------------------
Non Operating Income                                           (200,921)       (192,149)       8,772        (4.4%)
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Net Income before Taxes, Min. Interest and Neg. Goodwill
Amortization                                                    209,165         218,810        9,644         4.6%
------------------------------------------------------------------------------------------------------------------

Income Tax                                                      (81,571)        (47,916)      33,655       (41.3%)
Extraordinary Items                                             (18,102)             --       18,102      (100.0%)
Minority Interest                                               (67,887)        (87,750)     (19,863)       29.3%
Negative Goodwill Amortization                                   59,486          18,802      (40,684)      (68.4%)

------------------------------------------------------------------------------------------------------------------
NET INCOME                                                      101,092         101,946          855         0.8%
------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          Consolidated Income Statement
                           (Chilean GAAP, Million Ch$)
--------------------------------------------------------------------------------

Table 1.2

---------------------------------------------------------------------------------------------------------------
(Chilean GAAP, Million Ch$)
---------------------------------------------------------------------------------------------------------------
                                                                                Million Ch$
---------------------------------------------------------------------------------------------------------------
                                                               3Q 2002       3Q 2003          Var        Chg %
---------------------------------------------------------------------------------------------------------------
Operating Revenues                                             736,202       732,422       (3,779)       (0.5%)
Operating Expenses                                            (439,804)     (437,371)       2,433        (0.6%)
---------------------------------------------------------------------------------------------------------------
Operating Margin                                               296,398       295,051       (1,346)       (0.5%)
---------------------------------------------------------------------------------------------------------------

SG&A                                                           (25,343)      (23,420)       1,923        (7.6%)

---------------------------------------------------------------------------------------------------------------
Operating Income                                               271,055       271,631          577         0.2%
---------------------------------------------------------------------------------------------------------------

Net Financial Income (Expenses)                               (155,576)     (145,938)       9,638        (6.2%)
Interest Income                                                 10,265        11,012          747         7.3%
Interest Expense                                              (165,841)     (156,950)       8,891        (5.4%)
Net Income from Related Companies                                  254        20,859       20,605      8109.5%
Equity Gains from Related Companies                              4,923        21,000       16,077       326.5%
Equity Losses from Related Companies                            (4,669)         (142)       4,528       (97.0%)
Net other Non Operating Income (Expense)                        27,748        (8,054)     (35,802)     (129.0%)
Other Non Operating Income                                      77,492        32,648      (44,844)      (57.9%)
Other Non Operating Expenses                                   (49,745)      (40,702)       9,042       (18.2%)
Positive Goodwill Amortization                                  (7,112)       (1,273)       5,839       (82.1%)
Price Level Restatement                                          3,943           311       (3,633)      (92.1%)
Exchange differences                                            (2,059)        7,091        9,150      (444.4%)
---------------------------------------------------------------------------------------------------------------
Non Operating Income                                          (132,803)     (127,005)       5,798        (4.4%)
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Net Income before Taxes, Min. Interest and Neg. Goodwill       138,252       144,627        6,375         4.6%
Amortization
---------------------------------------------------------------------------------------------------------------

Income Tax                                                     (53,916)      (31,671)      22,245       (41.3%)
Extraordinary Items                                            (11,965)           --       11,965      (100.0%)
Minority Interest                                              (44,871)      (58,000)     (13,129)       29.3%
Negative Goodwill Amortization                                  39,319        12,428      (26,891)      (68.4%)

---------------------------------------------------------------------------------------------------------------
NET INCOME                                                      66,819        67,383          565         0.8%
---------------------------------------------------------------------------------------------------------------

Main Events during the Period

Investments

Regarding Company investments, the Ralco project, planned for commissioning during the second half of 2004, had completed 92.7% of its construction work by the end of September 2003. On September 16th, Endesa reached an agreement with the four Pehuenche owners who had originally refused to sell the land, located in the construction area of the plant, to the company. The initial terms and conditions offered were accepted and legal actions dropped. The related contracts were signed October 13th and have cleared the way for Ralco to be operational next year, contributing to the assurance of energy requirements for the year 2004.

Tariffs and Regulatory Framework

The outcome of the electric tariff process which concluded October 15th 2003 involves an increase of nearly 8% in the dollar value of the regulated node price for the Interconnected Central System (SIC) at the Alto Jahuel node, reaching approximately 35.5 US$/MWh for the period starting November 1st 2003 ending march 31st 2004. The tariff set in this last process was strongly influenced by the comparison with the average market price paid by non-regulated customers. This indicates that the industry is tending towards prices that are compatible with the profitability requirements of investors.

Contractual Situation of CIEN

The renegotiation of CIEN's contract with Copel related to the second transmission line interconnecting Argentina and Brazil continues. The agreements reached last September are being established with detail and approved by ANEEL. This agreement, along with the consequent changes that have been included in the contracts with Argentine generators, imply irrelevant differences in CIEN's margins, and furthermore involve advantages in terms of reducing risk by increasing potential diversification of customers and suppliers. The effect on Costanera of the changes included in Argentine generator's contract's is minor, considering that it's main stake in the interconnection to Brazil is through the first line and not the second, which is the subject of renegotiation.

Company Refinancing Plan

Endesa continues its success in terms of the Financial and Economic Strengthening Plan that the Board of Directors made public on October 4th 2002.

On July 23rd the company placed a bond issue for a total of US$ 600 million on the US market. Demand for the instrument exceeded US$ 1,500 million, making it the most important transaction in the emerging markets this year. The issue was structured in two trenches; the first, for US$ 400 million in unsecured bonds with maturities extending to 2013 (10-year term) at an interest rate of 8.35%, and the second for a total of US$ 200 million in unsecured bonds maturing in 2015 (12 years), with an interest rate of 8.625%.

On October 24th, 2003 Endesa successfully placed a US$ 214 million bond issue on the local market in two series. Series G for UF 4,000,000, with 7 years to maturity and a 5.65% interest rate, and series H for UF 4,000,000, with 25 years to maturity and a 6.74% interest rate.

The proceeds from both bond issue are being used to prepay Company shorter term, and more restrictive liabilities improving its debt profile, specifically, the syndicated loan obtained in may 2003.

Operating Income

Operating income in the third quarter of 2003 amounted to US$ 411.0 million, US$
0.87 million higher than that of the same period of 2002. This increase is due to better results from Argentina and Colombia operations, which has been offset by lower income from Chilean non-electric operations, as a result of the deconsolidation of Infrestructura Dos Mil S.A., and weaker operating margins from Brazil and Peru. Energy sales in the region are higher as a consequence of increasing consumer demand and additionally, in Argentina due to a high hydrological level and in Colombia, due to a low hydrological level which has caused prices to raise.

In Chile, operating income in the third quarter of 2003 was US$ 180 million, a
6.2 % reduction with respect to the same period of 2002. However, if operating income from Infraestructura Dos Mil S.A., which was sold on June 24, 2003 but deconsolidated since January of the current year, and revenues from Canutillar, which was sold in April, were excluded, the operating income for 2003 from Chile would show an increase of 0.5 %. Physical sales increased 4.4%, 328.5 GWh, and energy sales grew 3.7% compared to the same period of 2002, despite the sale of Canutillar at end of April, although variable costs increased as the result of
8.6 % higher thermoelectric generation and 14.8% higher energy purchases.

In Colombia, operating income in the third quarter increased 10.7 % reaching US$
106.3 million compared to US$96.1 million during the first 9 months of 2002. The improved performance is due to both Emgesa and Betania. Slightly lower physical sales were compensated by higher energy prices due to lower rainfalls, a favorable mix in terms of contract versus spot market sales, and increased capacity revenues.

In Argentina, operating income reached US$ 39.0 million, 214% more than the US$
12.4 million obtained from January to September of 2002. Improved performance is due to both, Chocon and Costanera, whose operating income increased by US$ 15.3 million and US$ 11.3 million respectively. Chocon's higher operating income is the result of higher electricity generation allowed by greater hydrology and better spot prices as compared to the same period of 2002. The US$ 33.5 million in operating income of Costanera, 51 % higher than the third quarter of 2002, is mainly explained by the capacity revenue received for the second interconnection line with Brazil that in 2002 was only included from may on. Operating Income from Argentina has also benefited from the 21 % revaluation of the Argentine Peso with respect to the US Dollar since September 2002.

In Peru, operating income fell 8.1 %, from US$ 83.7 million during the first three quarters of 2002 to US$ 76.9 million during the same period of 2003. The weaker operational performance is due to a slight reduction in revenues, in spite of the 12.5% increase in physical sales and the increase in energy sales prices in dollars. The reduction in revenues is a consequence of the revaluation of the Chilean peso-US dollar exchange rate. Additionally, energy purchases and transportation costs are higher than in 2002.

In Brazil, Cachoeira Dourada's operating income decreased 66.8 % from US$ 26.0 million during the first three quarters of 2002 to US$ 8.7 million during the same period of 2003. This weaker result is due to the 39.1% reduction of revenues explained by the lower spot market energy price, the 10% decrease of physical sales as of September 2002 originally established in Cachoeira's contract with CELG, and also the partial billing of contracted values from July to September.

The consolidated Cash Flows from Operations (Operating income + Depreciation & Operating Amortization) reached US$ 640 million during the first the three quarters of 2003, 15.6% increase compared to the same period of 2002. The distribution by country of the EBITDA adjusted by ownership shows that Chile contributes with 60.4%, Colombia with 12.7 %, Brazil with 6.8 %, Peru with 9.3 % and Argentina with 10.8 %.

Non-Operating Income

The Company's non-operating income for the first three quarters of 2003 improved
4.4 %, reducing losses from US$ 200.9 million during the nine month period ended September 2002 to US$ 192.1 million for the same period of 2003. This improvement is mainly due to:

      o     US$ 14.6 million of lower net financial expenses

      o     US$ 31.2 million of higher net income from related companies, and

      o     US$ 13.8 million of better results from exchange differences.

These positive facts are offset by:

      o     US$ 67.8 million of lower net other non operating income

Net Financial Income (Expenses). US$ 14.6 million reduction in net financial expenses, mainly due to US$ 13.5 million decrease in interest expenses as the result of a lower level of financial debt, of Ch$ 731,739 million equivalent to US$ 1,107 million less than that of September 30th, 2002. This lower debt is the outcome of the 12% revaluation of the Chilean peso/US dollar exchange rate since September 2002, and the prepayment of liabilities.

Net Income from Related Companies. The US$ 31.2 million increase in net income from related companies is mainly explained by, the US$ 9.0 million improvement in the income from the Brazilian associate company CIEN as a consequence of the inclusion of the proceeds from the second transmission line of interconnection with Argentina, US$ 9.3 million higher results from our associate company Gasatacama Generacion Limitada due to the profit from the sale of transmission assets taken place in April 2003, and also US$ 4.2 million from Gasoducto Atacama Argentina Limitada mainly related to the revaluation of the argentine peso/US dollar exchange rate.

Exchange Differences. The US$ 10.7 million exchange difference income registered for the third quarter of 2003 represents a US$ 13.8 million dollar increase with respect to the same period of 2002. This positive effect is due to the 8% appreciation of the Chilean peso/US dollar exchange rate since during the first nine months of 2003, compared to a 14.3 % depreciation of the same rate during the first nine months 2002.

Other Net Other Non Operating Income. Reduced Net other non operating income from US$ 42.0 million in net income during 2002 to US$ 12.2 million in net expense during the first 9 months of 2003. This is, to a great extent, explained by the translation of financial statements of foreign company subsidiaries into dollars according to the Technical Bulletin 64 (BT 64). During the first three quarters of 2002, the Colombian peso/US dollar exchange rate devaluated 25% leading to an important US$ 68.9 million net other non-operating income from Colombian operations. This is not the situation this year 2003, therefore explaining the reduced other non-operating result.

--------------------------------------------------------------------------------
                      Consolidated Balance Sheet Analysis
--------------------------------------------------------------------------------

      The evolution of the key financial indicators has been as follows:

Table 2

-------------------------------------------------------------------------------------------------------------------
Assets (thousand US$)              As of Sept. 2002     As of Sept. 2003             Variation              % Var
-------------------------------------------------------------------------------------------------------------------
Current Assets                              746,355              562,054              (184,301)             (24.7%)
Fixed Assets                              9,125,972            7,588,759            (1,537,213)             (16.8%)
Other Assets                                572,446              691,336               118,890               20.8%
Total Assets                             10,444,773            8,842,148            (1,602,625)             (15.3%)
-------------------------------------------------------------------------------------------------------------------

Table 2.1

-------------------------------------------------------------------------------------------------------------------
Assets (million Ch$)               As of Sept. 2002     As of Sept. 2003             Variation              % Var
-------------------------------------------------------------------------------------------------------------------
Current Assets                              493,318              371,501              (121,818)             (24.7%)
Fixed Assets                              6,031,993            5,015,942            (1,016,052)             (16.8%)
Other Assets                                378,370              456,952                78,583               20.8%
Total Assets                              6,903,681            5,844,395            (1,059,287)             (15.3%)
-------------------------------------------------------------------------------------------------------------------

The US$ 184 million reduction in the current assets is mainly due to lower amounts due from related companies, which is related to the partial payment and term renegotiation of Atacama Finance's debt and also as a consequence of lower other short term assets deconsolidated along with Infraestructura Dos Mil S.A. The company's fixed assets decrease by US$ 1,537 million, as compared to the third quarter of 2002, is due to the deconsolidation of Infraestructura Dos Mil S.A., the sale of Canutillar and transmission lines and also the 12 % revaluation of the Chilean peso/US dollar exchange rate since September 2002. The US$ 119 million increase of other assets is explained by the increase in amounts due from related companies as a consequence of the renegotiation of Atacama Finance's debt as mentioned above.

Table 3

-------------------------------------------------------------------------------------------------------------------
Liabilities (thousand US$) (1)     As of Sept. 2002     As of Sept. 2003             Variation              % Var
-------------------------------------------------------------------------------------------------------------------
Current liabilities                       1,606,857              631,598              (975,259)             (60.7%)
Long-term liabilities                     4,072,187            3,863,282              (208,905)              (5.1%)
Minority interest                         2,438,619            2,071,271              (367,348)             (15.1%)
Equity                                    2,327,110            2,275,997               (51,112)              (2.2%)
Total Liabilities                        10,444,773            8,842,148            (1,602,625)             (15.3%)
-------------------------------------------------------------------------------------------------------------------

Table 3.1

-------------------------------------------------------------------------------------------------------------------
Liabilities (million Ch$)          As of Sept. 2002     As of Sept. 2003             Variation              % Var
-------------------------------------------------------------------------------------------------------------------
Current liabilities                       1,062,084              417,468              (644,617)             (60.7%)
Long-term liabilities                     2,691,593            2,553,513              (138,080)              (5.1%)
Minority interest                         1,611,854            1,369,048              (242,806)             (15.1%)
Equity                                    1,538,150            1,504,366               (33,784)              (2.2%)
Total Liabilities                         6,903,681            5,844,395            (1,059,287)             (15.3%)
-------------------------------------------------------------------------------------------------------------------

(1)   Ch$ figures divided as of September 2003 exchange rate of 1 US$ = Ch$
      660.97.

As of September 30, 2003, current liabilities plus long-term liabilities decreased US$ 1,184 million, as compared to September 2002. This decrease is partially explained by the US$170 million payment of the Yankee Bond of our Chilean subsidiary Pehuenche on may 1st, the payment of the (euro) 400 million bond of Endesa Chile Overseas Co. (currently Endesa Chile International) on July 24th, the sale of Infraestructura Dos Mil S.A. that involved the deconsolidation of approximately US$220 million in financial debt and the partial prepayment of bank loans. The effect of the Chilean peso/US dollar exchange rate has also played a significant role in the total financial debt reduction.

Table 4

-----------------------------------------------------------------------------------------
Indicator                     Unit     As of Sept. 2002      As of Sept. 2003     % Var
-----------------------------------------------------------------------------------------
Liquidity                    Times                 0.46                  0.89      93.5%
Acid ratio test *            Times                 0.36                  0.77     113.9%
Leverage **                  Times                 1.19                  1.03     (13.4%)
Short-term debt                %                   28.3                  14.1     (50.3%)
Long-term debt                 %                   71.7                  85.9      19.9%
-----------------------------------------------------------------------------------------

*     Current assets net of inventories and pre-paid expenses

**    Compounds to the ratio = Total debt / (equity + minority interest)

The Company's liquidity ratio and acid ratio have improved compared to September 2002, as a consequence of the company's refinancing plan than has increased the portion of long term vs. short-term debt. It is important to remember that the main input of hydro-facilities is water, and both snow and water reservoirs are not considered current assets in the accounting figures. Leverage has decreased as a consequence of the company's positive operational performance and successful asset sales plan.

--------------------------------------------------------------------------------
                           Consolidated Balance Sheet
                                 (Chilean GAAP)
--------------------------------------------------------------------------------

Table 5.1

                                         ----------------------------------------------------------------------------------------
ASSETS                                                 Million Ch$                                    Thousand US$

                                         ----------------------------------------------------------------------------------------
                                         As of Sept. 2002       As of Sept. 2003        As of Sept. 2002        As of Sept. 2003

---------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash                                                6,943                  5,715                  10,505                   8,646
Time Deposits                                      56,492                 90,751                  85,469                 137,300
Marketable Securities                                   5                  8,434                       7                  12,760
Accounts Receivable, net                           75,655                114,616                 114,460                 173,406
Notes receivable                                    1,132                    685                   1,713                   1,037
Other accounts receivable                          15,516                 54,004                  23,475                  81,704
Amounts due from related companies                229,720                 46,299                 347,550                  70,048
Inventories, net                                   14,710                 11,638                  22,255                  17,607
Income taxes recoverable                           33,255                 19,971                  50,313                  30,215
Prepaid expenses                                    3,741                  3,508                   5,661                   5,308
Other current assets                               56,148                 15,879                  84,947                  24,023
---------------------------------------------------------------------------------------------------------------------------------
Total Current Assets                              493,318                371,501                 746,355                 562,054
---------------------------------------------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT
Property                                           42,517                 37,837                  64,325                  57,245
Buildings and Infrastructure                    6,624,201              5,824,279              10,021,938               8,811,714
Plant and equipment                             1,292,403              1,121,465               1,955,312               1,696,696
Other assets                                       97,007                 51,820                 146,764                  78,399
Technical appraisal                               754,405                668,168               1,141,361               1,010,891
Sub - Total                                     8,810,532              7,703,569              13,329,701              11,654,946
Accumulated depreciation                       (2,778,539)            (2,687,628)             (4,203,729)             (4,066,187)
---------------------------------------------------------------------------------------------------------------------------------
Total property, plant and equipment             6,031,993              5,015,942               9,125,972               7,588,759
---------------------------------------------------------------------------------------------------------------------------------

OTHER ASSETS
Investments in related companies                  183,093                181,079                 277,006                 273,960
Investments in other companies                     87,153                 76,719                 131,857                 116,070
Positive Goodwill                                 139,021                 24,727                 210,328                  37,410
Negative goodwill                                (151,033)               (71,940)               (228,502)               (108,840)
Long-term receivables                              21,110                 18,617                  31,938                  28,166
Amounts due from related companies                  1,189                143,607                   1,799                 217,267
Intangibles                                        33,223                 31,240                  50,265                  47,264
Accumulated amortization                           (4,477)                (7,626)                 (6,773)                (11,537)
Others                                             69,090                 60,529                 104,528                  91,576
---------------------------------------------------------------------------------------------------------------------------------
Total other assets                                378,370                456,952                 572,446                 691,336
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                    6,903,681              5,844,395              10,444,773               8,842,148
---------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           Consolidated Balance Sheet
                                 (Chilean GAAP)
--------------------------------------------------------------------------------

Table 5.2

                                                -----------------------------------------------------------------------------------
LIABILITIES AND                                           Million Ch$                              Thousand US$
SHAREHOLDERS' EQUITY
                                                -----------------------------------------------------------------------------------
                                                As of Sept. 2002      As of Sept. 2003       As of Sept. 2002      As of Sept. 2003

-----------------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Due to banks and financial institutions:
Short Term                                                65,137                54,554                 98,547                82,536
Current portion of long-term debt                        242,736               112,312                367,241               169,920
Notes Payable                                              7,497                    --                 11,343                    --
Current portions of bonds payable                        493,742                41,387                746,997                62,616
Current portion of other long-term debt                   43,981                28,204                 66,539                42,670
Dividends payable                                            338                 1,155                    512                 1,748
Accounts payable and accrued expenses                     65,081                60,413                 98,462                91,400
Miscellaneous payables                                    37,175                25,563                 56,243                38,674
Amounts payable to related companies                      60,356                52,779                 91,315                79,851
Provisions                                                30,390                20,993                 45,978                31,760
Withholdings                                               6,285                 9,360                  9,509                14,161
Income Tax                                                 5,146                 7,541                  7,785                11,409
Deferred Income                                              329                   303                    498                   458
Deferred Taxes                                                51                    --                     78                    --
Other current liabilities                                  3,841                 2,905                  5,811                 4,395
-----------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                              1,062,084               417,468              1,606,857               631,598
-----------------------------------------------------------------------------------------------------------------------------------

LONG-TERM LIABILITIES
Due to banks and financial institutions                  836,607               586,730              1,265,726               887,681
Bonds payable                                          1,544,490             1,692,946              2,336,701             2,561,306
Due to other institutions                                151,572               137,887                229,317               208,614
Accounts payable                                          20,513                16,778                 31,035                25,384
Amounts payable to related companies                      48,702                20,452                 73,683                30,942
Accrued expenses                                          29,392                38,870                 44,468                58,808
Deferred taxes                                            52,732                44,207                 79,780                66,881
Other long-Term liabilities                                7,586                15,642                 11,477                23,666
-----------------------------------------------------------------------------------------------------------------------------------
Total Long-term liabilities                            2,691,593             2,553,513              4,072,187             3,863,282
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Minority interest                                      1,611,854             1,369,048              2,438,619             2,071,271
-----------------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Paid-in capital, no par value                          1,038,786             1,039,796              1,571,609             1,573,136
Capital revaluation reserve                               13,508                12,478                 20,436                18,878
Additional paid-in capital-share premium                 206,416               206,416                312,293               312,293
Other reserves                                            87,041                67,234                131,686               101,720
Total Capital and Reserves                             1,345,751             1,325,924              2,036,025             2,006,027
Accumulated surplus (deficit) during
Development period of certain subsidiaries                  (780)                1,691                 (1,180)                2,559

RETAINED EARNINGS
Retained earnings                                        126,360               109,367                191,174               165,465
Net Income                                                66,819                67,383                101,092               101,946
Total Retained Earnings                                  193,179               176,751                292,265               267,411
-----------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                             1,538,150             1,504,366              2,327,110             2,275,997
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             6,903,681             5,844,395             10,444,773             8,842,148
-----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                             Consolidated Cash Flow
                                 (Chilean GAAP)
--------------------------------------------------------------------------------

Table 6

------------------------------------------------------------------------------------------------
Effective Cash Flow (thousand US$)      3Q 2002         3Q 2003       Variation          % Var
------------------------------------------------------------------------------------------------
Operating                               419,521         273,833        (145,687)         (34.7%)
Financing                              (355,826)       (465,346)       (109,520)          30.8%
Investment                             (140,337)        211,780         352,116         (250.9%)
Net cash flow of the period             (76,641)         20,267          96,909         (126.4%)
------------------------------------------------------------------------------------------------

Table 6.1

------------------------------------------------------------------------------------------------
Effective Cash Flow (million Ch$)       3Q 2002         3Q 2003       Variation          % Var
------------------------------------------------------------------------------------------------
Operating                               277,291         180,996         (96,295)         (34.7%)
Financing                              (235,190)       (307,580)        (72,390)          30.8%
Investment                              (92,758)        139,980         232,738         (250.9%)
Net cash flow of the period             (50,658)         13,396          64,054         (126.4%)
------------------------------------------------------------------------------------------------

Main aspects of the current period cash flow statement are:

a) Cash flow from operating activities decreased 34.7 % with respect to the same period of 2002 reaching US$273.8 million in the third quarter of 2003, mainly related to increased accounts receivable, reduced accounts payable and lower goodwill non cash income.

b) Negative cash flow from financing activities reached US$ 465.3 million, 30.8% higher than in the same period of 2002 mainly due to important debt amortization payments, which were partially offset by the proceeds from new debt issues.

c) Cash flow from investment activities reached US$ 211.8 million from January to September of 2003 due to the cash received from the sale of assets as well as the collection upon loans to related companies and other income investments. The increased investment related cash inflows have been partially offset by the cash expenditures of the Ralco Project.

--------------------------------------------------------------------------------
                        Cash Flow From Foreign Operations
                                 (Chilean GAAP)
--------------------------------------------------------------------------------

Table 7

--------------------------------------------------------------------------------------
Effective Cash Flow (2)                              3Q 2003
--------------------------------------------------------------------------------------
US$ millions              Dividends  Capital Red.   Interests     Inter company  Total
Argentina                     --          --           13.4             --        13.4
Brasil                        --          --             --             --          --
Colombia                      --          --           28.2           11.1        39.3
Peru                         8.4         8.7             --             --        17.1
Associate Companies           --          --            7.6           35.0        42.6
Investment Companies          --          --             --             --          --
Total                        8.4         8.7           49.3           46.1       112.5
--------------------------------------------------------------------------------------

(2) The figures expressed in dollars were calculated based on the average quarterly exchange rate.

--------------------------------------------------------------------------------
                      Consolidated Cash Flow (Chilean GAAP)
--------------------------------------------------------------------------------

Table 8

                                                                 ---------------------------------------------------
                                                                       Million Ch$                 Thousand US$
                                                                 ---------------------------------------------------
                                                                  3Q 2002       3Q 2003       3Q 2002       3Q 2003

--------------------------------------------------------------------------------------------------------------------
CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES
--------------------------------------------------------------------------------------------------------------------
 Net income (loss) for the period                                  66,819        67,383       101,092       101,946
--------------------------------------------------------------------------------------------------------------------

 (Profit)  loss in sale of assets
 (Profit) loss in sale of assets                                     (910)        5,615        (1,376)        8,495
 Charges (credits) which do not represent cash flows:              94,086       112,721       142,345       170,538
 Depreciation                                                     153,304       149,398       231,938       226,029
 Amortization of intangibles                                        2,556         1,308         3,867         1,979
 Write-offs and provisions                                             --            --            --            --
 Amortization of positive goodwill                                  7,112         1,273        10,761         1,926
 Amortization of negative goodwill (less)                         (39,319)      (12,428)      (59,486)      (18,802)
 Accrued profit from related companies (less)                      (4,923)      (21,000)       (7,449)      (31,772)
 Accrued loss from related companies                                4,669           142         7,064           214
 Net, price-level restatement                                      (3,943)         (311)       (5,966)         (470)
 Net exchange difference                                            2,059        (7,091)        3,115       (10,729)
 Other credits which do not represent cash flow (less)            (53,844)      (12,856)      (81,462)      (19,450)
 Other charges which do not represent cash flow                    26,414        14,286        39,963        21,613
 Assets variations which affect cash flow:                          3,872       (41,406)        5,858       (62,644)
 Decrease (increase) in receivable accounts                        18,650       (83,148)       28,216      (125,798)
 Decrease (increase) in inventories                                   189        (1,450)          287        (2,193)
 Income from dividends of related companies                            --         3,479            --         5,263
 Decrease (increase) in other assets                              (14,967)       39,713       (22,645)       60,084
 Liabilities variations which affect cash flow:                    68,553       (21,318)      103,715       (32,252)
 Accounts payable related to operating results                     (9,856)      (33,018)      (14,912)      (49,954)
 Interest payable                                                  42,493        (2,788)       64,289        (4,218)
 Income tax payable                                                 5,225        (8,529)        7,904       (12,904)
 Accounts payable related to non operating results                 20,710        15,190        31,333        22,981
 Accrued expenses and withholdings                                  9,981         7,828        15,101        11,843
 Minority Interest                                                 44,871        58,000        67,887        87,750
--------------------------------------------------------------------------------------------------------------------
 Net Positive Cash Flow Originated from Operating Activities      277,291       180,996       419,521       273,833
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
 CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES
--------------------------------------------------------------------------------------------------------------------
 Shares issued and subscribed                                       1,868            --         2,826            --
 Proceeds from loans wired                                        129,862       174,621       196,472       264,189
 Proceeds from debt issuance                                      104,149       464,069       157,570       702,103
 Proceeds from loans obtained from related companies              160,356            --       242,608            --
 Capital distribution                                                  --        (9,639)           --       (14,583)
 Other financing sources                                            7,725         6,851        11,687        10,365
 Dividends paid                                                   (74,490)      (34,426)     (112,698)      (52,085)
 Loans, debt amortization (less)                                 (389,222)     (417,875)     (588,865)     (632,215)
 Issuance debt amortization (less)                                 (1,021)     (415,889)       (1,545)     (629,210)
 Amortization of loans obtained from related companies           (151,815)      (24,009)     (229,685)      (36,324)
 Amortization of expenses in issuance debt                        (10,976)       (5,013)      (16,606)
 Other disbursements related to financing (less)                  (11,626)      (46,269)      (17,589)      (70,002)
--------------------------------------------------------------------------------------------------------------------
 Net Cash Flow Originated from Financing Activities              (235,190)     (307,580)     (355,826)     (465,346)
--------------------------------------------------------------------------------------------------------------------

 CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES
 Sale of fixed assets                                              19,183       153,131        29,022       231,676
 Collection upon loans to related companies                        28,175        48,532        42,627        73,425
 Other income on investments                                        1,181        49,633         1,787        75,091
 Additions to fixed assets (less)                                 (93,528)     (104,508)     (141,501)     (158,113)
 Investments in related companies (less)                           (5,076)          (25)       (7,680)          (38)
 Investments in marketable securities                             (14,404)           --       (21,793)           --
 Loans provided to related companies (less)                       (28,151)       (6,783)      (42,590)      (10,262)
 Other investment disbursements (less)                               (138)           --          (208)           --
--------------------------------------------------------------------------------------------------------------------
 Net Cash Flow Originated from Investment activities              (92,758)      139,980      (140,337)      211,780
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
 Net Positive Cash Flow for the period                            (50,658)       13,396       (76,641)       20,267
--------------------------------------------------------------------------------------------------------------------

 EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH              25,230       (30,778)       38,172       (46,565)
 EQUIVALENT
 NET VARIATION OF CASH AND CASH EQUIVALENT                        (25,427)      (17,382)      (38,470)      (26,298)
 INITIAL BALANCE OF CASH AND CASH EQUIVALENT                       95,106       124,339       143,888       188,117
--------------------------------------------------------------------------------------------------------------------
 FINAL BALANCE OF CASH AND CASH EQUIVALENT                         69,678       106,957       105,418       161,818
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              Business Information
                             Main Operating Figures
--------------------------------------------------------------------------------

Table 9

--------------------------------------------------------------------------------------------
                        GWh sold          GWh sold
     Company        Jan.-Sept. 2002   Jan.-Sept. 2003         Variation              % Var
--------------------------------------------------------------------------------------------
Chocon                        2,188             3,977             1,789               81.8%
Costanera                     3,666             3,238              (428)             (11.7%)
Betania                       2,017             1,963               (54)              (2.7%)
Emgesa                        9,260             9,173               (87)              (0.9%)
Cachoeira                     2,769             2,781                12                0.4%
Edegel                        3,021             3,401               379               12.6%
Chilean Companies            13,372            13,962               591                4.4%
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
                        GWh sold          GWh sold
     Company        Jan.-Sept. 2002   Jan.-Sept. 2003         Variation              % Var
--------------------------------------------------------------------------------------------
Chocon                        2,151             3,488             1,337               62.2%
Costanera                     3,049             2,687              (362)             (11.9%)
Betania                       1,434             1,167              (267)             (18.6%)
Emgesa                        6,625             6,765               140                2.1%
Cachoeira                     1,752             2,086               334               19.1%
Edegel                        3,120             3,413               293                9.4%
Chilean Companies            12,023            12,351               328                2.7%
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
              Endesa Chile's Operating Income break down by country
                                 (Chilean GAAP)
--------------------------------------------------------------------------------

Table 10

                       ----------------------------------------------------------------------------------
                                   Million Ch$                                  Thousand US$
                       -------------------------------------------------------------------------------------------------------
                       Jan.-Sept. 2002      Jan.-Sept. 2003        Jan.-Sept. 2002        Jan.-Sept. 2003              % Var
------------------------------------------------------------------------------------------------------------------------------
Operating Revenues             736,202              732,422              1,113,820              1,108,102               (0.5%)
------------------------------------------------------------------------------------------------------------------------------
Energy sales:
Chocon                          16,547               29,257                 25,035                 44,263               76.8%
Costanera                       62,119               65,639                 93,982                 99,307                5.7%
Betania - Emgesa               185,303              180,368                280,350                272,884               (2.7%)
Cachoeira                       45,601               27,765                 68,990                 42,007              (39.1%)
Edegel                          91,470               91,282                138,388                138,103               (0.2%)
Chile                          304,959              316,262                461,380                478,482                3.7%
Other revenues                  30,203               21,849                 45,694                 33,056              (27.7%)

------------------------------------------------------------------------------------------------------------------------------
Operating Expenses            (439,804)            (437,371)              (665,391)              (661,710)              (0.6%)
------------------------------------------------------------------------------------------------------------------------------
Chocon                         (22,756)             (25,288)               (34,429)               (38,259)              11.1%
Costanera                      (46,307)             (42,357)               (70,060)               (64,083)              (8.5%)
Betania - Emgesa              (118,340)            (107,558)              (179,040)              (162,727)              (9.1%)
Cachoeira                      (26,807)             (20,867)               (40,558)               (31,571)             (22.2%)
Edegel                         (30,337)             (35,333)               (45,897)               (53,457)              16.5%
Chile                         (195,256)            (205,967)              (295,408)              (311,614)               5.5%

------------------------------------------------------------------------------------------------------------------------------
Operating Margin               296,398              295,051                448,428                446,391               (0.5%)
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
SG&A                           (25,343)             (23,420)               (38,342)               (35,433)              (7.6%)
------------------------------------------------------------------------------------------------------------------------------
Chocon                            (260)                (341)                  (393)                  (516)              31.2%
Costanera                       (1,131)              (1,110)                (1,712)                (1,680)              (1.8%)
Betania - Emgesa                (3,456)              (2,725)                (5,229)                (4,123)             (21.2%)
Cachoeira                       (1,584)              (1,180)                (2,397)                (1,786)             (25.5%)
Edegel                          (6,288)              (5,740)                (9,513)                (8,684)              (8.7%)
Chile                          (12,624)             (12,323)               (19,099)               (18,643)              (2.4%)

------------------------------------------------------------------------------------------------------------------------------
Operating Income               271,055              271,631                410,086                410,959                0.2%
------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          Endesa Chile's Ownership Structure, as of September 30, 2003
       Total Shareholders: 28,046. Total Shares Outstanding: 8,201,754,580
--------------------------------------------------------------------------------

Table 11

              ====================================================
              Shareholder                                % Holding
              ----------------------------------------------------

              Enersis                                    59.98%
              Chilean Pension Funds                      19.52%
              ADR's                                       4.58%
              Individuals                                 6.85%
              Others                                      9.07%
              ----------------------------------------------------

--------------------------------------------------------------------------------
                           Conference Call Invitation
--------------------------------------------------------------------------------

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended September 30, 2003, on Tuesday, November 04, 2003, at 9:00 am (Eastern Time). To participate, please dial:

Conference Call Information:
Dial-In number: 1 (617) 786-2905, international.
Dial-In number: 1 (800) 599-9795
Passcode I.D.: 89611708

Replay Information:
Dial-In number: 1 (617) 801-6888, international.
Dial-In number: 1 (888) 286-8010
Passcode I.D.: 98649342

Please connect approximately 10 minutes prior to the scheduled starting time.

If you would like to take part in the Conference Call via the Internet, or listen to a webcast replay of the call you may access both at www.endesa.cl, (please note that this is a listen only mode).

This Press Release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile's business plans; (2) Endesa Chile's cost-reduction plans; (3) trends affecting Endesa Chile's financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile's or its affiliates, Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, Actual results may differ materially from those in the forward-looking statements as a result of various factors, These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere, and other factors described in Endesa Chile's Annual Report on Form 20-F, Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates, Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements

                                        EMPRESA NACIONAL DE ELECTRICIDAD S.A.


                                        BY: /S/ HECTOR LOPEZ VILASECO
                                            ------------------------------------
                                                   Hector Lopez Vilaseco
                                                      General Manager

Dated: October 30, 2003